Exhibit 4.9

Asian Financial, Inc.
4/F, No. 3 Jinyuan Road
Daxing District Industrial Development Zone
Beijing, 102600 China

October 26, 2007

[Investor address]

Re: Investor Warrants Proposal Supplemental Letter

Dear Investors:

We refer to our letter to you dated September 19, 2007 relating to the Registration Rights Agreement dated October 24, 2006, by and among Asian Financial, Inc. (the “Company” or “we”) and the investors (the “Investors”) and our incurrence of maximum penalty related to various Events as defined in the Registration Rights Agreement, including but not limited to the delay in causing the registration statement covering Investor shares to be filed and declared effective.

As stated in our earlier letter, we calculated that we had incurred $1,883,935.96 in cash penalties payable to the Investors and we offered two proposals for your consideration. You have the options either to receive cash penalty in the amount of $_______ or our warrant proposal, which will give you warrants to purchase _________ shares of the Company in lieu of cash. As stated in our earlier letter, warrants proposal offers a significant value proposition to you. For those investors electing the warrant options, please provide a statement in the form attached to this supplemental letter, even if you have sent an election notice to the Company before. If you are making the election now, please use the statement attached to this supplemental letter.

Please call Gene Bennett, our CFO, at 8610-6021-2222 ext 215 should you wish to discuss these two options. Please fax back to Gene Bennett at 8610-6021-2164 if you elect to sign the statement attached hereto.

Thank you!

ASIAN FINANCIAL, INC
By:
Name:	Wenhua Guo
Title:	Chief Executive Officer

Attached: Asian Financial Penalty Election

Election and Statement to Receive Warrant Penalty

Pursuant to the above Investor Warrants Proposal Supplemental Letter, the undersigned hereby elects to receive the penalty payment in warrants to purchase ________ shares of Asian Financial, Inc. Upon the receipt of the warrants, the undersigned hereby expressly acknowledges and agrees that the Company has satisfied in full its obligations under the penalty provisions in the Registration Rights Agreement and that the undersigned irrevocably waives any further claim to request such penalty payment from the Company. The undersigned further acknowledges that such warrants and shares of common stock issued or issuable upon the exercise of the warrants are not registered under the Securities Act of 1933, as amended, are restricted securities and can only be transferred if they are registered or exempt from the registration requirement. The undersigned’s representations in Section 3.2 of the Securities Purchase Agreement among the Company and the undersigned dated October 24, 2006 are true and correct as of the date hereof.

[Investor]

By:
Name:
Title:
Date:

Election to Receive Cash Penalty

Pursuant to the above Investor Warrants Proposal Supplemental Letter, we hereby elect to receive the penalty payment in cash in the amount of $______.

[Investor]

By:
Name:
Title:
Date: